ISSUER FREE WRITING PROSPECTUS FILED Pursuant to Rule 433 Registration Statement No. 333-263376 Dated October 31, 2022

ETRACS 2x Leveraged US Size Factor TR ETN

This document provides a summary of the terms of the UBS AG ETRACS 2x Leveraged US Size Factor TR ETN due February 9, 2051 (the “securities” or the “ETNs”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

Issuer	UBS AG (London Branch)
Series	Medium-Term Notes, Series B
CUSIP	90278V404
Primary Exchange	NYSE Arca
Initial Trade Date	February 4, 2021
Maturity Date	February 9, 2051
Stated Principal Amount	$25.00 per Security. If the Securities undergo a split or reverse split, the Stated Principal Amount will be adjusted accordingly
Leverage	2x
Annual Tracking Fee Rate	0.95%, accrued on a daily basis
Annual Financing Fee Rate	3mLIBOR + 0.95%
Underlying Index	Russell 2000 TR USD Index
Underlying Index Ticker	RU20INTR
Index Sponsor / Index Calculation Agent	FTSE Russell
IWML Prospectus Supplement	https://www.sec.gov/Archives/edgar/data/1114446/000119312521029259/d106146d424b2.htm

UBS AG has filed a registration statement (including a prospectus, as supplemented by the prospectus supplements and prospectus addenda listed below) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus if you request it by calling 1-877-387-2275.

The notes are part of the Medium-Term Notes, Series B, program of UBS AG. The documents should be read in conjunction with the following:

Prospectus addendum dated June 3, 2022

Prospectus supplement dated February 4, 2021

Prospectus dated May 27, 2022

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.

Key Considerations

Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the "Risk Factors" section of the prospectus supplement for the ETNs (the "IWML Prospectus"). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the IWML Prospectus.

You may lose all or a substantial portion of your investment - The ETNs do not guarantee any return on your initial investment. The ETNs are fully exposed to 2 times any quarterly decline in the level of the Index. If the compounded leveraged quarterly return of the Index is insufficient to offset the negative effect of the Accrued Fees and, if applicable, the Redemption Fee Amount, or if the compounded leveraged quarterly return of the Index is negative, you may lose all or a substantial portion of your investment at maturity or upon early redemption or call. If a Permanent Deleveraging Event occurs, the leverage of the ETNs will be permanently reset to 1.0 for the remaining term of the ETNs.

Correlation and compounding risk - A number of factors may affect the ETNs ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the Security will achieve a high degree of correlation. Because the Current Principal Amount is reset quarterly, you will be exposed to compounding of quarterly returns. As a result, the performance of the ETNs for periods greater than one quarter is likely to be either greater than or less than the Index performance times the leverage factor of 2.0, before accounting for Accrued Fees, and the Redemption Fee Amount, if applicable. In particular, significant adverse quarterly performances of your ETNs may not be offset by subsequent beneficial quarterly performances of equal magnitude. The occurrence of Loss Rebalancing Events will result in more frequent than quarterly compounding.

Leverage risk - The ETNs are 2 times leveraged long with respect to the Index, which means that you will benefit from 2 times any positive, but will be exposed to 2 times any negative, quarterly performance of the Index, before the combined negative effect of the Accrued Fees and Redemption Fee Amount, if any. However, the leverage of the ETNs may be greater or less than 2.0 during the periods between Reset Valuation Dates and if a Permanent Deleveraging Event occurs, the leverage of the ETNs will be permanently reset to 1.0 for the remaining term of the ETNs.

Permanent Deleveraging Event - A Permanent Deleveraging Event will have the effect of permanently resetting the leverage of the ETNs to 1.0 for the remaining term of the ETNs. Following the occurrence of a Permanent Deleveraging Event, your ETNs will not receive the benefit from, or be exposed to, leveraged compounding quarterly returns with respect to the performance of the Index. This means that a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your ETNs than it would have otherwise had prior to the occurrence of a Permanent Deleveraging Event. Similarly, a constant percentage decrease in the Index Closing Level will have less of a negative effect on the value of your ETNs than it would have otherwise had prior to the occurrence of the Permanent Deleveraging Event.

Zero Value Event - A Zero Value Event will have the effect of permanently resetting the value of your ETNs to zero and accelerating the ETNs. You will lose your entire investment and you will not benefit from any future exposure to the Index after the occurrence of a Zero Value Event.

Market risk - The return on the ETNs, which may be positive or negative, is linked to the compounded leveraged quarterly return on the Index. The return on the Index is measured by the Index Closing Level, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events (including domestic or global health events, such as the recent coronavirus (COVID-19)) that affect the markets generally.

Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, early redemption or call. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities. The ETNs do not benefit from any co-obligation of UBS Switzerland AG.

A trading market for the ETNs may not develop and/or be sustained - Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and/or be sustained. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not sell the full aggregate stated principal amount of the ETNs set forth on the cover of the IWML prospectus. We may issue and

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.

sell additional ETNs from time to time and we may suspend, slow or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

Conditions to early redemption - You must satisfy the requirements described herein for your redemption request to be considered, including the minimum redemption amount of at least 50,000 ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs with those of other investors to reach this minimum requirement for redemption. In addition, the payment you receive upon early redemption will be reduced by the Redemption Fee Amount. While UBS reserves the right to waive the minimum redemption amount or the Redemption Fee Amount from time to time in its sole discretion, there can be no assurance that we will choose to waive any redemption requirements or fees or that any holder of the ETNs will benefit from our election to do so.

Your redemption election is irrevocable - You will not know the Redemption Amount at the time you elect to request to redeem your ETNs and you will not be able to rescind your election to redeem your ETNs after we receive your redemption notice. Accordingly, you will be exposed to market risk in the event market conditions change after we receive your offer and the Redemption Amount is determined on the Redemption Valuation Date.

Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

UBS’s Call Right - We may elect to redeem all issued and outstanding ETNs at any time. If we exercise our Call Right, the Call Settlement Amount may be less than the payment you would have otherwise been entitled to at maturity. In addition, you may have to invest your proceeds in a lower-return investment.

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.